NEURALSTEM, INC.

April 27, 2010

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Telephone Number (202) 551-3715

RE: NeuralStem, Inc.
Registration Statement on Form S-3
Filed April 9, 2010
File No. 333-165973

Dear Mr. Riedler:

We are submitting this letter in response to your comments of April 19, 2010, with regard to the above referenced filing of NeuralStem, Inc. (“Company”).  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

General

1.
We note your disclosure in footnote 1 to the registration fee table that pursuant to rule 416, the registration statement also covers additional common shares that may be offered to prevent dilution as a result of stock splits, stock dividends or that may be required for delivery upon exercise of any warrants as a result of anti-dilution provisions.  Rule 416(a) involves the registration of additional securities “being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.”  Please revise to remove the shares “that may be required for delivery upon exercise of any warrants as a result of anti-dilution provisions” as they do not appear to be covered by rule 416.

Response:   We have revised our filing as requested.

Selling Shareholders – Replacement Warrants, page 11

2.
We note that you appear to have conducted two exchanges of warrants relating to three classes of warrants.  Please tell us why you do not believe that the exchanges were subject to rule 13e-4 relating to issuer tender offers.  For further guidance, refer to the Heritage Entertainment, Inc. letter, dated April 10, 1987.

Response:

NEURALSTEM, INC.

The stated transactions fail to be subject to rule 13e-4 because they fail to constitute a tender offer.  The Commission has not defined a tender offer, but has analyzed it extensively in the context of specific transactions.  Additionally, a number of federal courts have discussed whether or not particular transactions constitute tender offers.  The Commission has reiterated that the determination of whether or not a transaction constitutes a tender offer is done on a case-by-case basis.  (See Middle South Utilities, Inc., Securities and Exchange Commission, Apr. 29, 1987).

In order to determine whether or not a purchase is a tender offer, the SEC has formulated an eight-factor analysis.  (See Heritage Entertainment, Inc., (Securities and Exchange Commission, May. 11, 1987). The Eight factors are:

(1)	Active and widespread solicitation of public shareholders for the shares of an issuer;

(2)	Solicitation made for a substantial percentage of the issuer’s stock;

(3)	Offer to purchase made at a premium over the prevailing market price;

(4)	Terms of the offer are firm rather than negotiable;

(5)	Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased;

(6)	Offer open only for a limited period of time;

(7)	Offeree subject to pressure to sell his stock; and

(8)	The public announcements of a purchasing program concerning the target company precede or accompany rapid accumulation of a large amount of target company’s securities.

Effective January 1, 2009, the Company adopted the provisions of EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”).  As a result, it reclassified 8,547,762 of its issued and outstanding common stock purchase warrants from equity to liability status.  On June 5, 2009, the Company received notice from the NYSE Amex LLC, (the “Exchange”), indicating that the Company was no longer in compliance with the continued listing standard in Section 1003 (a)(i) of the Exchange Company Guide (the “Company Guide”).  The Company disclosed the receipt of such letter via a Current Report on Form 8-K, as required, on June 5, 2009.   Specifically, the Company had 3 classes of securities containing such provisions, the Series A, B and C Warrants (the placement agent warrants were for all purposes Series C warrants).   Upon making such disclosure, the Company was contacted by several of its shareholders, including holders of the Series C warrants, regarding compliance.  At that time we began discussions regarding the amendment of the warrants and the removal of the anti-dilution provisions.  By July 6, 2009, after negotiations with several Series C holders, the holders agreed, in principal to amend their warrants by the end of 2009.  We included the amendment of Series C warrants as a central part to our plan submitted to the AMEX on July 6, 2009, in which we demonstrated how we sought to regain compliance.  Inclusion in the plan evidenced our intent, and even that of the Series C warrant holders, to complete some sort of transaction as far back as July 6, 2009.1

NEURALSTEM, INC.

The culmination of these discussions was the Company issuing replacement warrants, not containing these provisions, to the Series C warrant holders and the placement agent.

During the negotiations, the series C warrant holders and the Company negotiated two distinct transactions:

1.
The warrant holders would exercise their warrants in exchange for replacement warrants with a new exercise price of $2.13; an expiration of 5 years from the date of issuance; certain call provisions, and the removal of the anti-dilution rights; or

2.	The warrant holders would agree to waive the anti-dilution provisions in exchange for the Company extending the term of the warrants.

These transactions should not constitute a tender offer because none of the eight factors are present in the aforementioned transactions.  More importantly, the warrant holders approached the Company in order to negotiate fair terms beneficial to both parties while maintaining compliance with AMEX requirements.  These negotiations not only spanned over six months but also resulted in two separate proposals as described above.  It is also noteworthy that a portion of the warrant holders elected proposal 1 and another portion elected proposal 2.    This was an attempt by the warrant holders to improve their positions through negotiation.  This was not a solicitation by the Company. Further, the pool of investors is limited, constituting 17 warrant holders almost all of which participated in the negotiations either personally or through their respective agents.

In addition, the percentage of stock relating to this transaction is very small.  In total there were 16 Series C warrant holders whose warrants constituted 12.65% of all outstanding shares.  There was 1 placement agent warrant, which constituted 1.65% of all outstanding shares.  As such, this is a very limited percentage of the Company’s stock.  This low of a percentage fails to rise to the level of “substantial percentage,” and thus factor two is also absent.

Regarding the third factor, the Company made no offer to purchase at a premium over the prevailing market price.  Rather, warrants that were negotiated for and contractually agreed to were exercised for their fair value and new warrants were reissued with substantially similar terms.  The only notable differences were an increase in exercise price (which exercise price was also a negotiated term), an extension in the expiration date, the inclusion of a call provision (at the insistence of the Company) and removal of anti-dilution provisions.  This factor would not be applicable to the stated transactions.

The terms of the offer were extremely flexible and no terms of the agreement were ever set in stone as discussed above.  The warrant holders originally devised both transactions, and they negotiated for six months with the Company regarding the terms of the transaction.  All 17 warrant holders are sophisticated institutional investors with very high investing capital and thus were able to adequately represent their interests in negotiation.  This is distinguishable from Heritage Entertainment, Inc. where the terms were not negotiable and the offer was open for a short 20-day period.  See Heritage Entertainment, Inc. Letter to SEC, (May 11, 1987).
__________________

1 The Company will provide a copy of the plan under separate cover if requested.

NEURALSTEM, INC.

The fifth factor regarding the offer being contingent on a fixed number of shares is not applicable to this situation.  In order to gain compliance with AMEX, there was no requirement that all outstanding warrants be exercised.  In fact the Company was willing to issue replacement warrants for any percentage of warrants that each investor felt comfortable exercising or amending.  All of the warrant holders negotiated to exercise all of their outstanding warrants rendering this point nugatory.

The offer was in no way open for a limited period of time.  As previously discussed, the warrant holders negotiated for 6 months and the Company was willing to continue negotiating until a satisfactory agreement was reached.  In Heritage, the Commission stressed that the short specified period of time coupled with the necessity of making a significant monetary decision is the type of instance that more significant disclosure is necessary.  Id. This was exactly the type of situation that 13e-4 was designed to protect, a difficult economic decision for investors in a short frame of time.  However, the transaction in question was negotiated for such a lengthy period by such well financed and advised investors that it fails to require the same type of disclosure.

The seventh factor states that the offeree is subject to pressure to sell his stock.  The transaction in question involved warrant holders that entered into negotiations with the Company and individually chose to enter into the aforementioned transactions once they deemed the negotiations had resulted in an acceptable agreement.  Accordingly, there was no pressure on any individual to make any type of decision.  The Company was very willing to issue replacements for any amount of warrants that each holder felt comfortable in exercising and providing amendments to the other warrants if that is what the holder desired.

The final factor regarding public announcements of a purchasing program concerning the target company is not applicable to the current transaction in question.  There were no public announcements of any kind made.

In addition to the 8 factor test advocated by the Commission, there is another test utilized by the 2nd Circuit in Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d Cir. 1985).  Although this analysis of what constitutes a tender offer was in regard to a case involving  §14 of the act, it is still a valid description of a tender offer.  The court held that “the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of §14(d) turns on whether, viewing the transaction in light of the totality of circumstances, there appears to be a likelihood that unless the preacquisition filing strictures of the statute are followed there will be substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Id. at 57.  The fifth Circuit reiterates these points as valid when finding a tender offer did not exist in a case where; the transaction was made privately to a small percentage of shareholders, there is no assertion of pressure on any member to sell hastily, the sellers highly sophisticated, with no allegation of active or widespread advance publicity or public solicitation.  Pin v. Texaco, inc. et al. U.S. Court of Appeals, Fifth Circuit, (Jul. 14, 1986).  Our transaction echoes many of the same points as the Texaco case.  The Company also dealt privately with a small percentage of shareholders, the negotiations were long and rule out the possibility of pressure or short time frames to our prospective sellers.  It is also noteworthy that each warrant holder is also the holder of a significant number of common shares.  The investors were savvy and sophisticated institutionalized investors with extensive investing histories.  Additionally, there was no active or widespread publicity.  In the totality of circumstances analysis, the transaction was not the type that garners substantial risk that investors will lack information and will be unable to carefully appraise the value of the proposal.  The court issues the sentiment in Texaco that “[T]his is not a case in which poorly informed shareholders were induced to tender their shares to Texaco through misleading or incomplete information, which is the evil that §13e-4 was enacted to remedy.  Id. at 9.  Our transaction on the whole describes very similar facts and circumstances as those of Texaco.  This is not an example of investors being induced to exercise their warrants, it is a well thought out business decision negotiated on fair terms with savvy business investors.

NEURALSTEM, INC.

Under either of these tests, the negotiated transaction entered into should not constitute a tender offer.  None of the eight factors are met and in the totality of circumstances view, it in no way rises anywhere near the level of a tender offer.

We hereby acknowledge that:

1.
should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 /s/ I. Richard Garr
I. Richard Garr
Chief Executive Officer